Exhibit (h)(ii)(a)

THIRD ADDENDUM TO

PARTICIPATION AGREEMENT

Among

DAVIS VARIABLE ACCOUNT FUND, INC.,

DAVIS DISTRIBUTORS, LLC

AND

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

This Third Addendum to Participation Agreement is made and entered into effective the first day of July 2004.

Recitals

A.	On June 29, 1999, the parties entered into a Participation Agreement (“Agreement”) by the terms of which Davis Distributors, LLC (“Davis Distributors”) agreed to sell The Guardian Insurance and Annuity Company, Inc. (the “Insurance Company”) shares of Davis Variable Account Fund, Inc. (the “Company”) subject to certain terms and conditions.

B.	On March 31, 2000, the parties entered into an Addendum to the Agreement by the terms of which they added certain accounts to Schedule A of the Agreement and certain contracts to Schedule B of the Agreement.

C.	On October 5, 2000, the parties entered into a Second Addendum to the Agreement by the terms of which they again amended Schedules A and B of the Agreement.

D.	The parties now wish to amend the fee provisions of Section 5.4 of the Agreement.

In consideration of the foregoing and other good and valuable consideration receipt of which is hereby acknowledged, the parties agree as follows:

1.	Section 5.4 of the Agreement is amended and restated to provide the following:

The Insurance Company bears the responsibility and correlative expense for administrative and support services for Contract owners. Davis Distributors recognizes the Insurance Company, on behalf of each Account, as the sole shareholder of shares of the Company issued under this Agreement. From time to time, Davis Distributors may pay amounts from its past profits to the Insurance Company for providing certain administrative services for the Company or for providing other services that relate to the Company. In consideration of the savings resulting from such arrangement, and to compensate the Insurance Company for its costs, Davis Distributors agrees to pay to the Insurance Company an amount equal to      basis points (    %) per annum of the average aggregate amount invested by the Insurance Company in the Company under this Agreement. Such payments will be made monthly, and only when the average aggregate amount invested exceeds $1,000,000. The parties agree that such payments are for administrative services and investor support services, and do not constitute payment for investment advisory, distribution or other services. Payment of such amounts by Davis Distributors shall not increase the fees paid by the Company or its shareholders.

2.	All other terms of the Agreement, the Addendum and the Second Addendum shall remain the same and continue in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Third Addendum effective the date written above.

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
By its authorized officer,

By:
Title:	Executive Vice President

DAVIS VARIABLE ACCOUNT FUND
By its authorized officer,

By:
Title:	Vice President

DAVIS DISTRIBUTORS, LLC
By its authorized officer,

By:
Title:	President

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